Exhibit 4.7

SHARE PURCHASE AGREEMENT

This Share Purchase and Sale Agreement (“Agreement”) is entered into this 16th day of September, 2013, by and between:

1.
Pointer do Brasil Participações Ltda., a company organized under the laws of Brazil, headquartered in São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 1355, 17º andar, sala 1715, CEP 01452-919, registered at CNPJ/MF under No. 18.519.697/0001-77, hereby represented by its legal representative, Gustavo Silva Ladeira (“Buyer“); and

2.
Bracco do Brasil Empreendimentos e Participações Ltda., a company organized under the laws of Brazil, headquartered in São Paulo, State of São Paulo, at Rua Ostenda, nº 79, 3º Andar, Vila Vermelha registered at CNPJ/MF under No. 10.686.562/0001-94, hereby represented by its legal representative, Roseli Maria Cáceres (“Seller“);

Buyer and Seller are hereinafter referred to jointly as “Parties” and solely as “Party”;

and, as “Intervening Parties”,

1.
Pointer do Brasil Comercial S.A., a corporation organized under the laws of Brazil, headquartered at Rua Ostenda, nº 79, Vila Vermelha, São Paulo-SP, registered at the CNPJ/MF under No. 10.426.974/0001-95, hereby represented by its legal representative, Henrique Vogler (“Company”);

2.
Pointer Telocation Ltd., a company organized under the laws of Israel, headquartered at 14 Hamelacha St. Rosh Haayin 48091, Israel, registered at CNPJ/MF under No. 10.231.692/0001-31, hereby represented by its legal representative, Karin Alvo (”Pointer Israel”);

3.
Jacitara Holding Participações Ltda., a company organized under the laws of Brazil, headquartered at Av. Presidente Vargas, 734, Cidade Nova I, Indaiatuba-SP, registered at the CNPJ/MF under No. 14.766.292/0001-82, hereby represented by its legal representative, Josué Eraldo da Silva (“Jacitara”);

4.
Josué Eraldo da Silva, a Brazilian citizen, divorced, businessman, bearer of the Identity Card RG No. 19.707.348-7 SSP/SP and registered at the CPF/MF under No. 082.003.288-30, resident and domiciled at Rua Nove de Julho, 1010, apt. 22, Centro, Indaiatuba-SP (“Josué”);

5.
Roseli Maria Caceres, a Brazilian citizen, married, businesswoman, bearer of the Identity Card RG No. 8.540.453 SSP/SP and registered at the CPF/MF under No. 032.296.208-01, resident and domiciled at Rua José Monteiro Filho, 270, apt. 111, Vila Suzana, São Bernardo do Campo-SP (“Roseli”);

6.
Therezinha de Jesus Marques Moura, a Brazilian citizen, married, businesswoman, bearer of the Identity Card RG No. 4.463.451-1 SSP/SP and registered at the CPF/MF under No. 152.814.068-09, resident and domiciled at Rua Professor Pedreira de Freitas, 69, apt. 51, Tatuapé, São Paulo –SP (“Therezinha”);

7.
Cyro Buonavoglia, Brazilian citizen, widow, businessman, bearer of the Identity Card RG No. 4.121.199-6 SS/SP and registered at the CPF/MF under No. 124.201.408-00, resident and domiciled at Rua Curitiba, 195, apto. 101, Moema, São Paulo –SP (“Cyro”);

8.
Buonny Emprendimentos e Participações Ltda., a company organized under the laws of Brazil, headquartered at  Alameda dos Guatás, nº 191, 2nd floor, suíte 26, Saúde, São Paulo-SP, registered at the CNPJ/MF under No. 06.260.557/0001-48, hereby represented by its legal representative, Cyro Buonavoglia (“Buonny”).

Jacitara, Josué, Roseli, Therezinha, Cyro and Buonny are hereinafter jointly referred to as “Seller’s Officers and Quotaholders”; and

9.
Eicon Controles Inteligentes de Negócios Ltda., a company organized under the laws of Brazil, headquartered at Rua Ostenda, nº 79, Vila Vermelha, São Paulo-SP, registered at the CNPJ/MF under No. 53.174.058/0001-18, hereby represented by its legal representative, Luiz Alberto Rodrigues (“Eicon”).

WITNESSETH:

A.         WHEREAS, Seller and Pointer Israel (the controlling shareholder of Buyer) jointly own 100% of the issued share capital of the Company on a fully diluted basis;

B.         WHEREAS, Pointer Israel holds 48.8% of the capital stock of the Company, represented by common, registered and with no par value shares;

C.         WHEREAS, Seller holds 7,680,000 common, registered with no par value shares, constituting 51.2% of the issued capital stock of the Company, on a fully diluted basis (“Shares”); and

D.         WHEREAS, Seller wants to sell the Shares to Buyer, and Buyer wants to purchase the Shares,

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, each of the Parties hereby agrees as follows:

1.	Purchase and Sale.

1.1.             Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, the Closing date of this Agreement will be on October 14, 2013 (“Closing Date”), Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase, all of Seller’s right, title and interest, as of the Closing Date, to the Shares, free and clear of any pledge, lien, encumbrance or third party right (“Transaction”).

1.	Transaction Value.

1.1.          Value of the Transaction. The Parties agree that the transfer of the Shares and the conclusion of the Transaction will be completed on the Closing Date. The full value of the Transaction to be paid on the Closing Date is twelve million and six hundred thousand Reais (R$ 12,600,000.00) (“Transaction Value”).

1.2.          Composition and Payment of the Transaction Value. The Transaction Value shall be composed by and paid as follows: (i) the amount of nine million seven hundred ninety-seven thousand and twenty Reais (R$ 9,797,020), to be paid by Buyer to Seller for the Shares (“Shares Price”), and (ii) the amount of two million, eight hundred and two thousand and nine hundred eighty Reais (R$ 2,802,980.00), to be paid by the Company, as repayment of Company’s outstanding loans provided for in Sections 6.2 and 6.3 below. All funds to be transferred to the Seller shall be transferred to the bank account whose details appear in Exhibit 2.2.

2.	Closing.

2.1.          Closing. The conclusion of the Transaction shall take place at the offices of Koury Lopes Advogados – KLA, at Avenida Brigadeiro Faria Lima, 1355, 18th floor, Pinheiros, CEP 01452-919, São Paulo, State of São Paulo, on the Closing Date.

2.2.          Activities to be performed by the Parties.

2.2.1. On the Closing Date, the Parties shall formalize the transfer from Seller to Buyer of all the Shares, and of all the rights and obligations which it has on the Shares, free of any onus, encumbrances, pledges, liens, privileges, charges, third party rights and, in general, any restrictions of any nature whatsoever ("Free and Clear"), upon the registration of the transfer and of the change of ownership of the Shares in the Company’ Book of Registry of Nominative Shares and Book of Registry of Transfer of Shares;

2.2.2. On the Closing Date, the Transaction Value shall be paid in full accordance with the provisions set forth in Article 2; and

2.2.3. On the date of execution of this Agreement, Seller shall submit the resignation of all members of the Company’s Board of Officers and Board of Directors, appointed by the Seller, namely Messers. José Marques Moura and Josué, which shall be dated and become effective upon the Closing Date.

3.	Seller Representations and Warranties.

3.1.          Representations and Warranties of the Seller: As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Seller hereby represents and warrants to Buyer that on the Closing Date:

3.2.          Authorization; Enforceability. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of the Seller, enforceable against Seller in accordance with its terms. All actions contemplated by this Agreement have been duly and validly authorized by all necessary proceedings by Seller. Seller has full authority to enter into this Agreement and to perform all transaction described herein, and it is not subject to any legal, judicial or contractual restrictions in respect of the disposition of its property or the Shares. This Agreement is duly signed and executed by the Seller and constitutes a valid and binding obligation upon it, and it is enforceable in conformity with the terms hereunder.

3.3.          Shares and Capital. The Shares constitute 51.2% of the issued capital stock of the Company, on a fully diluted basis. There are no outstanding warrants, options or convertible rights to securities of the Company. Upon purchase of the Shares the Buyer and Pointer Israel together shall hold 100% of the issued capital stock of the Company, on a fully diluted basis.

3.4.          No Breach. Neither the execution of the Agreement and other related agreements, nor the consummation of the transactions contemplated here or thereby are in breach of any provision of, nor constitute a default under, any applicable laws.

3.5.          Ownership of the Shares. Seller is the sole owner and has all rights and obligations on the Shares. The Shares are Free and Clear. Seller has full authority and power to enter into this Agreement, and it is entitled to sell, assign, transfer, and deliver to Buyer the Shares and the interests in accordance with the terms and conditions hereof. Upon the Seller’s delivery of the Shares to Buyer, and upon recordation of said transfer entered into the Company’ Book of Registry of Nominative Shares and Book of Registry of Transfer of Shares, on the Closing Date, Buyer shall acquire all rights and obligations on the Shares and all the rights arising therefrom, Free and Clear. Seller has acquired the Shares in compliance with all applicable laws. There are no dividends pending to be paid to Seller.

3.6.          Compliance. Compliance with the duties undertaken by Seller hereunder and the performance of all transactions described in this Agreement (i) do not breach or collide with, or violate any law, executive order, resolution, rule, license or any other provision having legal effects in Federative Republic of Brazil, (ii) do not violate any contractual duty undertaken by Seller and/or the Company which may attack the validity and enforceability of this Agreement, or the financial results or operations of the Company, (iii) do not violate, breach or in any manner conflict with any legal provisions and/or terms established under any document, which may attack the validity and enforceability of this Agreement, or the financial results or operations of the Company, including, without limitations: (a) the Company’s By-laws, (b) any agreement or contract entered into by any of the Seller and/or the Company, including any minority interests and/or any third party’s rights, and (c) any concession, license, permission or authorization granted by any governmental authority to the Seller and/or to the Company.

3.7.          Seller Officers and Quotaholders. The Seller's Officers and Quotaholders listed herein and party hereto are the sole officers and quotaholders of the Seller.

3.8.          Inexistence of Restrictions. Seller is not restricted from freely disposing of the Shares, in whole or in part, by any judicial order, claim or action, including all political and economic rights arising from the Shares.

3.9.          Inexistence of Undisclosed Information. Each of Seller and Seller's Officers and Quotaholders represents and warrants that it does not have and/or hold any information regarding the Company that it has not disclosed to Buyer, through Pointer Israel and the Company, which would affect the decision of a reasonable investor to invest in a company.

4.	Buyer’s Representations and Warranties.

4.1.          As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants that, on the Closing Date:

4.2.          Organization and Authority. Buyer is a corporation duly organized, validly existing and in corporate good standing under the laws of the Federative Republic of Brazil, and has full and absolute legal right, power, capacity and authority to execute and deliver this Agreement and to perform its obligations hereunder.

4.3.          Authorization; Enforceability. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. All actions contemplated by this Agreement have been duly and validly authorized by all necessary proceedings by Buyer.

4.4.          No Breach. Neither the execution of the Agreement and other related agreements, nor the consummation of the transactions contemplated thereby, are in breach of any provision of, nor constitute a default under, any applicable laws.

5.	Acts on Closing.

5.1.          Commitments. Further to any other commitments provided under this Agreement, the Parties hereby assume and undertake the following commitments and obligations on the Closing Date.

5.2.          Loan with Seller. Buyer shall cause the Company to either (i) pay Seller, on the Closing Date, the full outstanding principal loan amount and interests of the loan agreement provided for in Exhibit 6.2 hereto, or (ii) undertake the obligation to repay Seller the outstanding principal loan amount and interests on the Loan Agreement provided for in Exhibit 6.2 hereto, in eighteen (18) monthly installments, with interest of 1% (one percent) per month, provided that, in this case, the Company will have the right throughout the eighteen (18) months period to expedite the repayments, whether partially (of the coming installments) or in full, at any point in time. In this option, Pointer Israel and the Buyer shall guarantee the repayment of the loan by the Company as detailed in Exhibit 6.2 A.

5.3.          Loan with Santander. The Buyer and the Company, jointly with the Seller, shall take all necessary actions for release of the guarantee provided by Seller to Banco Santander for provision of the loan, pursuant to the loan agreement provided in Exhibit 6.3 hereto, either by way of replacement of the guarantee provided by Seller, repayment of the loan or any other agreement reached between Company, Buyer and Banco Santander and shall release of Mr. Jorge Moura Marques as a guarantor under such loan.

5.4.          Lease Property. Seller shall cause Eicon to execute, and the Company shall also execute, the amendment to the lease agreement related to the property where the Company’s head offices are located, in the form attached hereto as Exhibit 6.4 (“Amendment to Lease Agreement”), extending the lease of the property to until December 13, 2014, under the same terms and conditions of the current Lease Agreement.

5.5.          Shareholders Agreement. Any Shareholders Agreement of the Company shall be terminated and of no further force and effect, including, but not limited to, the Shareholders Agreement executed between Seller and Pointer Israel on April, 5 2009.

6.	No Competition and No Solicitation.

6.1.          No Competition and No Solicitation Obligations. In consideration for the Transaction Value, each of the Seller, Seller’s Officers and Quotaholders agree that for three (3) years as from the Closing Date, they shall not engage, directly or indirectly, in activities of the same nature of those developed by the Company, directly or indirectly, within the Brazilian territory, and will not:

6.1.1. Attempt in any manner to solicit from or offer to any Client or Supplier, business of the type performed by the Company or to persuade any Client or Supplier to cease to do business with the Company or to reduce the amount of business which any such Client or Supplier has customarily done or is reasonably expected to do with the Company; or

6.1.2.  Employ, retain, engage or conduct business with or attempt to employ, retain, engage or conduct business with or assist anyone else to employ, retain, engage or conduct business with any person who is then or, at any time during the two (2) year period immediately preceding the Closing Date, was an Employee of or a consultant to the Company; for the purposes hereof, non specific general advertisements seeking employees to fill positions shall not be considered solicitation; or

6.1.3. Render to or for any of the Company’s direct or indirect Competitors any services of the type rendered by the Company.

6.1.4. As used in this Section 7:

(a)            the term “Company” shall include any subsidiaries, affiliates or divisions of the Company;

(b)            the term “Client” shall mean 1. anyone who is a customer of the Company on the Closing Date; and 2. anyone who was a customer of the Company at any time during the two (2) year period immediately preceding the Closing Date; and 3. any prospective customer or partner with which the Company had commercial discussions at any time during the six months period immediately preceding the Closing Date;

(c)           the term “Competitor” shall mean 1. anyone who is a direct or indirect competitor of the Company on the Closing Date; and 2. anyone who was a direct or indirect competitor of the Company at any time during the two (2) year period immediately preceding the Closing Date; and 3. any potential direct or indirect competitor of the Company;

(d)           the term “Supplier” shall mean 1. anyone who is a supplier of the Company whether independent or not, supplying goods or services to the Company on the Closing Date; and 2. anyone who was a supplier of goods and services of the Company at any time during the two (2) year period immediately preceding the Closing Date; and 3. any prospective supplier to whom the Company had made a formal presentation at any time during the one (1) year period immediately preceding the Closing Date; and

(e)           the term “Employee” shall mean 1. anyone who is wholly or primarily employee or service provider engaged in the Company’s business as of the Closing Date (including those employees or service providers who are on the active payroll of the Company who are not actively at work on the Closing Date, such as employees on vacation or similar leave); and 2. anyone who was an employee or service provider of the Company at any time during the two (2) year period immediately preceding the Closing Date; and 3. any prospective employee or service provider to whom the Company had made a formal offer at any time during the one (1) year period immediately preceding the Closing Date.

6.2.          Breach. In the event of breach of any obligation provided in this Section 7, Buyer shall notify the Seller about such breach, with complete information on the breach, and offer a 14-day term for Seller to investigate it and take the measures that are necessary to interrupt the breach. If the breach object of the notification continues after the term mentioned above, Seller shall pay to the Company a non compensatory penalty in an agreed upon amount of two hundred and fifty thousand Reais (R$ 250,000.00) (the "Penalty Payment"). The Penalty Payment shall not exclude Buyer's right to claim for any loss and/or damage suffered by the Company and/or Buyer as a result of breach of the provisions hereof.

6.3.          The Parties hereby expressly acknowledge and agree that the no competition obligations provided in Section 7.1, with relation to Clients and Suppliers, shall not apply to Cyro and his companies, as Pointer Israel is aware that Cyro and his companies perform the same nature of activities developed by the Company since before the incorporation of the Company; provided that the non-solicitation obligations related to Employees are applicable to him and his companies.

7.	Indemnification.

7.1.             Indemnification by Seller. Seller shall be responsible: (a) to indemnify the Company and/or the Buyer, in the proportion of Seller’s equity interest in the Company on the Closing Date, for any liabilities and contingencies of the Company that are not duly reflected in the Company’s financial statements (both in the financial statements prepared in accordance with Brazilian statutory requirements and the financial statements prepared in accordance with US GAAP dated as of December 31, 2012 and as of March 31, 2013, and/or were not expressly disclosed to Pointer Israel or to the Buyer by the Company and/or are not expressed in this Agreement (each, a “Recoverable Loss”); and (b) to fully indemnify the Company and/or the Buyer and/or Pointer Israel for any misleading or incorrect information contained in the representations and warranties granted by Seller in this Agreement or omission to state any material information.

7.2.             Third Party Claims. In the event Buyer, Pointer Israel and/or the Company is made a defendant in or a party to a third party claim (including, without limitations, any governmental authority) which can originate or be considered a Recoverable Loss (“Third Party Claims”), Buyer and/or the Company will notify Seller in this regard. After such Third Party Claim is decided by a final unappeallable decision of a court of law or arbitration panel, as the case may be, Seller shall pay 51.2% of the amount of such Recoverable Loss (including principal, interest and penalty, if applicable) to Buyer within ten (10) days as of the receipt by Seller of a notice from Buyer informing the disbursement, in immediately available funds through deposit into the bank account indicated by Buyer in such notice.

7.3.          Claims Among the Parties. The Buyer shall notify Seller in writing, explaining the nature, the amount of the Recoverable Losses and the events giving rise to them.

7.3.1. The Parties agree that they shall reach an agreement in respect of the claim within a term of thirty (30) days, and if appropriate, they shall determine the manner in which the payment shall be settled. If upon expiration of such term, the Parties have not reached an agreement, the claim shall be resolved and, if appropriate, quantified in accordance with the procedure described in Section 10, and the resolution and settlement thereof shall not be appealed.

7.4.             Penalty for Delay in Indemnification. In cases where the indemnifying party fails to timely pay the indemnification owed to the indemnified party, the indemnifying party shall be subject to a fine corresponding to ten percent (10%) of the overdue amount, plus a one percent (1%) monthly interest, applied pro rata diem.

8.	Miscellaneous.

8.1.             Tax Matters. Each of the Parties shall bear its own taxes imposed on each of them in relation to this Agreement and/or their activities, whether past, present or future, and any decision in regard to such taxes shall be taken exclusively by the Party to which such taxes refer to and the other Party shall not be entitled to any interference or decision in relation thereto.

8.2.             Confidentiality. Each of the Parties hereby agrees that all information related to the Company, as well as all terms and conditions set forth herein, shall be kept by it in strict confidence and shall not be disclosed by it to any third parties, without the prior written approval of the other parties. Seller and Seller's Officers and Quotaholders agree that it/he/she will not disclose to any person or third party the terms of this Agreement. Seller and Seller's Officers and Quotaholders hereby agree and undertake that all information disclosed to it/him/her, in connection with the Company, as a shareholder of the Company or as a representative of the Seller in the Company shall belong to the Company and undertake to keep all such information confidential without limitation in time. Seller acknowledges that Pointer Israel is a public company whose shares are traded on NASDAQ and shall be entitled to make disclosure of this Agreement in accordance with the reporting requirements which apply to it.

8.3.             Parties in Interest; Assignment. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns. This Agreement, and any of the rights and obligations arising herefrom, shall not be assigned or transferred by any party except with the prior and express consent, in writing, of the other parties.

8.4.          Entire Agreement; Amendments. This Agreement contains the entire understanding of the parties with respect to its subject matter and supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written agreement duly executed by the parties.

8.5.             Waivers. The waiver by any party hereto of a breach of any provision of this Agreement by the other party shall not operate or be construed as a novation or a waiver of any subsequent breach. Except as otherwise specifically provided for hereunder, no party shall be deemed to have waived any of its rights hereunder unless such waiver is in writing and signed by the part waiving such right. Except as otherwise specifically provided for hereunder, no delay or omission by any party in exercising any right shall operate as a waiver of such right or of any other right.

8.6.          Notices. Notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and shall be delivered personally, receipt acknowledged (in which case it shall be considered as delivered on the date of delivery), or sent by a courier of international reputation (in which case it shall be considered as delivered on the date of delivery certified by the Postal Service or by the courier), addressed to the Parties addresses mentioned in the preamble hereto.

8.7.          Fees and Expenses. Each of the Parties hereto shall bear its own fees and expenses incurred in connection with the negotiation, preparation and consummation of the transactions contemplated by this Agreement.

8.8.          Severability. Any term or provision of this Agreement that is found to be invalid or unenforceable in any situation shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation.

8.9.          Language. This Agreement shall be executed and signed in the English and Portuguese languages. In case of discrepancy between the two, the Portuguese provisions shall prevail. The Parties further agree that the English version of this Agreement shall be a relevant element of interpretation to ascertain the actual meaning and spirit desired by Buyer upon the execution of this Agreement.

8.10.          Governing Law. The governing Law shall be the Laws of the Federative Republic of Brazil.

9.	Arbitration.

9.1.          Rules of Arbitration. All disputes, controversies and/or differences involving any of the Parties (including the Intervening Parties) related to or in connection with this Agreement, including disputes relating to the breach, review, termination, existence, validity or enforceability of this Agreement, shall be definitively settled by arbitration before the Arbitration and Mediation Center of the Chamber of Commerce of Brazil-Canada – Centro de Mediação e Arbitragem da Câmara de Comércio Brasil-Canadá (“CCBC”) and shall be finally settled under the rules of arbitration of the CCBC effective as of the date on which the arbitration request is presented (“CCBC Rules”), being admitted any amendments convened by the Parties.

9.1.1. Summary Arbitration Procedure. In cases where the matter in dispute does not exceed two hundred thousand Reais (R$ 200,000.00), the arbitration decision shall be granted by only one (1) arbitrator appointed by mutual agreement of the parties within 7 (seven) days from the notice to CCBC. In case the parties are unable to appoint the arbitrator within such term, the President of CCBC will make the appointment.

9.1.2. Ordinary Arbitration Procedure. In cases where the matter in dispute exceeds two hundred thousand Reais (R$ 200,000.00), the arbitration decision shall be granted by three (3) arbitrators. Each party shall appoint one arbitrator and such appointed arbitrators shall select the third arbitrator, who shall act as the President of the arbitration panel. Such appointments shall be made within the terms and in accordance with the CCBC Rules and any arbitrator not appointed within such terms will be appointed by the President of CCBC.

9.2.             Place of Arbitration. The arbitration shall take place in the city of São Paulo, State of São Paulo, Brazil, where the arbitral award shall be issued. The arbitral award shall be issued within six (6) months as of the beginning of the arbitration proceeding, which term may be justifiably extended by the arbitration panel for an additional 6-month period.

9.3.          Language. The proceeding shall be conducted in the Portuguese language, but documents originally in English language and the testimony of non-English and non-Portuguese native speakers shall be accepted without the respective sworn translation.

9.4.          Parties in Arbitration. If more than two Parties (including the Intervening Parties) to this Agreement are party to the arbitral proceeding, the multiple claimants and/or the multiple respondents shall appoint their respective arbitrator. In the absence of such a joint appointment by one of the sides, the CCBC shall designate all three arbitrators according to the CCBC Rules, being one of them to act as President of the arbitration panel.

9.5.          Binding Decision. The decision of the arbitration panel made by the majority of the arbitrators shall be definitive, shall bind the Parties (including the Intervening Parties) and shall be enforceable in accordance with the law.

9.6.          Fees and Expenses. The fees and expenses with the arbitrators, experts appointed by the arbitrators and the administrative expenses of the CCBC that may be incurred in the course of the arbitration proceeding shall be paid by the Parties in accordance with the CCBC Rules. The final arbitration award shall provide for the obligation of the defeated Party(ies) to reimburse the wining Party(ies) of such fees and expenses, as well as the wining Parties’ reasonable costs and expenses with attorneys and experts.

9.7.          Urgent Measures. In the event any of the Parties needs to seek injunctive relief prior to the institution of the arbitration, the Parties (including the Intervening Parties) elect the venue of the court of the City of São Paulo, State of São Paulo, Brazil. After the institution of the arbitration, the arbitration panel may, at the request of a party to the arbitration proceeding, order any urgent measure it deems appropriate and review any urgent measure determined by the competent court prior to the institution of the arbitration. The application to a judicial authority for such urgent measures before the file is transmitted to the arbitration panel or the application to a judicial authority for the implementation of measures ordered by the arbitration panel shall not be deemed to be an infringement or a waiver of the arbitration agreement and shall not affect the relevant powers reserved to the arbitration panel, including the powers to review the judicial order issued by a judicial court prior to the institution of the arbitration.

9.8.             Preclusion. The Parties (including the Intervening Parties) accept and convene that, for the purposes and effects of article 806 of the Brazilian Civil Procedure Code, the request for the initiation of an arbitration proceeding shall be equivalent to the filing of a lawsuit with the same object.

9.9.             Confidentiality. The Parties (including the Intervening Parties) hereby agree that the arbitration shall be kept confidential, and its elements (including the arguments of the parties thereto, evidence, reports and other third party statements and any documents submitted or exchanged within the course of the arbitration), may only be disclosed to the arbitration tribunal, to the parties thereto, their attorneys and to any person necessary for the arbitration, except if the disclosure is (i) required for the compliance of the obligations imposed by applicable law or by a governmental authority or NASDAQ regulations, or (ii) necessary for judicial measures prior to the arbitration (such as court injunctions), in aid of arbitration or post-arbitration (such as the enforcement of arbitral awards and lawsuit to annul the arbitral award), in which cases the relevant party to the arbitration shall endeavor its best efforts to disclose as little confidential information as possible. The arbitration shall be conducted on a confidential basis and the arbitrators appointed as set forth in Section 10.1 shall adhere to the confidentiality obligations set forth herein.

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement on the date below, in the presence of the witnesses below.

São Paulo, September 16th, 2013.

Buyer/Compradora:

by/pp.	Pointer do Brasil Participações Ltda. Gustavo Silva Ladeira

Seller/Vendedora:

by/pp.	Bracco do Brasil Empreendimentos e Participações Ltda. Roseli Maria Cáceres